April 9, 2025

Robert Ritchie
Chief Executive Officer
American Integrity Insurance Group, Inc.
5426 Bay Center Drive, Suite 600
Tampa, FL 33609

       Re: American Integrity Insurance Group, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 25, 2025
           CIK No. 0002007587
Dear Robert Ritchie:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 10, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Selectively assume policies from Citizens, page 10

1. We note your response to prior comment 4. Please quantify the costs associated with assuming Citizen's policies. Based on your revised disclosure, please consider revising your risk factors if appropriate.
 April 9, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 59

2. We note your disclosure that for the year ended December 31, 2024, gross premiums written and policies in-force increased significantly primarily driven by the strategic expansion of your Citizens take-out program and higher policy retention rates. Please revise to present a summary table that shows a rollforward of your policies-in-force by source (e.g., Citizens, organic originations, acquisitions, etc.) for each of the periods presented.
Industry
Florida Homeowners Insurance Market, page 78

3.     We note your disclosure on page 81 that,    generally, policyholders can
choose to opt-
       out unless the premium offered is within 20% of what Citizens charges, in which case
       the take-out is required to be accepted by the insured.    Please revise
to clarify if the
       premium offered is for the renewal or current premium.
Business, page 84

4. We note your response to prior comment 13. Given your dependence on certain third-
       parties and service providers, please revise your disclosure, if applicable, to specify how significantly your business would be impacted if they were to terminate the business relations. Please revise your Risk Factors and MD&A sections accordingly.
Reinsurance and Risk Transfer, page 102

5. We note your response to prior comment 3. We also note your reference to predicted losses under the AIR model. We also note that the "modeled PML" for storms predicted only $33.4 million from losses from Hurricane Andrew. Please discus the extent that the AIR model takes into account potential increases in costs due to the effects of inflation and increased development density on the AIR model and your expected net retention.
Notes to Consolidated Financial Statements
Citizens Assumed Reinsurance, page F-31

6.     Please revise the    Effect of Reinsurance    table to breakout the
premiums written and
       earned between amounts assumed and amounts from voluntary markets.
Note 10. Regulatory Requirements and Restrictions, page F-32

7. Please revise to disclose the amount of statutory capital and surplus, or similar solvency measure, and the amount necessary to satisfy regulatory requirements if
       significant in relation to the insurance entity   s statutory capital
and surplus for
       Catstyle. Refer to ASC 944-505-50-1 for guidance.
 April 9, 2025
Page 3

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-
3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Matthew L. Fry, Esq.